Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 3, 2025

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared a dividend of US$15.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 23, 2025 to shareholders of record on January 16, 2025. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Consistent with the practice of prior years, the amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the current cash position at the Fairfax holding company. Consequently, as each year’s circumstances are different, this dividend should not be regarded as indicative of the amount of any future annual dividends.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

 FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946